Correspondence

                          SCHLUETER & ASSOCIATES, P.C.
                       1050 Seventeenth Street, Suite 1750
                             Denver, Colorado 80202
                                 (303) 292-3883
                            Facsimile (303) 296-8880


                                February 3, 2008

VIA FACSIMILIE

Carmen Moncada-Terry
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NW
Washington, DC 20549

     Re:  New Frontier Energy, Inc.
          Response to Comment Number #2 to comment letter dated December 3, 2007

Dear Ms. Moncada-Terry,

     Pursuant to our conversation on December 27, 2007, we are responding on behalf of New Frontier Energy, Inc. (the "Company") to Comment No. 2 from the Staff's letter dated December 3, 2007 (the "Comment Letter") commenting on Pre-effective Amendment No. 1 to the Registration Statement on Form SB-2 that was originally filed with the United States Securities and Exchange Commission ("SEC" and "Commission") on July 31, 2007 (SEC File No. 333-144986).

     The Staff's comment No. 2 is set forth below along with the Company's response to this comment.

     2. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, this transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct the offering on a delayed or continuous basis under Rule 4l5(a)(1)(x) and therefore not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). As such, you must file a registration statement for the "resale" offering at the time of each conversion or exercise. You must register each transaction on the form you are eligible to use to register the transaction as a primary offering. At the time you file such registration statement(s), you must identify the selling shareholders as underwriters and include the price at which the underwriters will sell the securities.

     For the reasons set forth below, we would respectively submit that the subject offering complies with the Rule 415 of the Securities Act of 1933, as amended and that this is a valid secondary offering. Capitalized terms not otherwise defined herein shall have the same definitions as in the Registration Statement.

     Section 29 of the Manual of Publicly Available Telephone Interpretations provides guidance in determining if an offering is a secondary offering or a primary offering. Section 29 provides:



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Carmen Moncada-Terry
United States Securities and Exchange Commission
February 3, 2008
Page 2

     It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller's prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 "public float" test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

     The Company proposes to reduce the number of shares being registered on the Registration Statement by 41%

     After discussions with management, and based upon the Commission's recent changes to Rule 144, the Company proposes to remove the shares of Common Stock underlying the shares of the Company's Series C Preferred Stock and the shares of common stock underlying warrants issued in connection with the issuance of the Series C Preferred Stock which triggered the anti-dilution clauses of the Series A Warrants, Series B Warrants, Bridge Loan Warrants and the Placement Agent Anti-Dilution Warrants. The reduction would reduce the number of shares of Common Stock included on the Registration Statement by 23,947,600 from 57,971,501 to 34,023,901. This amount is approximately 41% of the number of shares of Common Stock being registered on the Registration Statement from the original number of shares requested for registration. IF this Commission accepts this proposal, this would leave the shares of Common Stock underlying the following warrants included on the Registration Statement: 21,605,945 shares of common stock underlying the Company's AC Warrants, 10,803,190 shares of Common Stock underlying the Company's BC Warrants, 439,287 shares of Common Stock underlying warrants issued to the Placement Agent or its designees in connection with the Company's offering of Series C Preferred Stock, 578,966 shares of common stock underlying warrants to purchase shares of the Company's Common Stock issued to the former holders of the Company's 2.5% Convertible Debentures and 84,006 shares of Common Stock to be offered by the Placement Agent or its designees who were granted such warrants in connection with the offering of the 2.5% Convertible Debentures, 12,506 shares of common stock underlying warrants to purchase shares of the Company's Common Stock issued to a consultant to the Company and 500,000 shares of common stock that underlie warrants issued to a consultant for certain investor relations services. Each of the warrants set forth in this paragraph that the Company proposes to include on the Registration Statement is referred to hereinafter as the "Warrants."


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Carmen Moncada-Terry
United States Securities and Exchange Commission
February 3, 2008
Page 3

     Informal Staff guidance provides that the number of shares being registered is only one factor in the analysis of whether or not an offering actually constitutes a primary or secondary offering. We believe that the reduction in the number of shares included on the Registration Statement and based upon the additional factors discussed below should lead the Staff to conclude this is not a primary offering.

     The Selling Shareholders received the securities in private offerings and are fully at risk.

     The selling shareholders received the Warrants and the shares of Common Stock underlying these Warrants included on the Registration Statement through private offerings conducted pursuant to Rule 506 promulgated under the Securities Act of 1933, as amended or in other transactions otherwise exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. There were no contingencies to the respective offerings, the selling shareholders were fully at risk from their respective offerings if they purchased the securities in a Rule 506 offering, and there were not any excessive up front financing fees associated with the private offerings. The fact that the selling shareholders received the securities in private offerings and are fully at risk is additional support that this offering should be deemed a valid secondary offering.

     Each of the Warrants and the shares of Common Stock underlying these Warrants have been held by the selling shareholder for at least one year.

     Each of the Warrants have been held by the selling shareholders for at least one year. The Company's AC Warrants, the BC Warrants, the warrants issued in connection with the issuance of the Series C Preferred Stock which triggered the anti-dilution clauses of the Debenture Warrants, were issued to the shareholders on or about January 16, 2007. Certain of the other warrants have been held for a significantly longer period of time. The Commission recently approved a proposed change to Rule 144 for a 6-month holding period before a non-affiliate may remove the restrictive legend from its certificate and that as of the date of this letter, the Warrants held by the selling shareholders have been held twice as long as the holding period required for the new Rule 144 holder period for non-affiliates. The holding period of at least one year is additional evidence that the securities were acquired without an intent to distribute and thus the offering should be deemed a valid secondary offering.


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Carmen Moncada-Terry
United States Securities and Exchange Commission
February 3, 2008
Page 4

     Generally, the Exercise Price of the Warrants on the date of issuance exceed the Market Price of the Common Stock.

     The exercise price of 98.7% of the Warrants to acquire the shares of Common Stock the Company now proposes to include on the Registration Statement exceeded the market price of the Company's Common Stock on the date of issuance. The only securities which were issued that have an exercise price that was less than the fair market value on the date of issuance are439,287 shares of Common Stock underlying warrants issued to a placement agent or its designees in connection with the Company's offering of Series C Preferred Stock which are exercisable at a price of $1.05 per shares (the closing market price on the date of issuance, January 16, 2007, was $1.34). The exercise prices of all of the Warrants are fixed (subject to certain anti-dilution provisions) and not floating. Accordingly, the fact that generally the exercise price of the Warrants on the date of issuance was at a premium to the market price and that these securities do not contain any "toxic convertible" or other abusive pricing provisions is additional support that this offering is a valid secondary offering.

     A broad number of investors participated in the offerings under which the Warrants and the shares of Common Stock underlying these Warrants were issued, some of which had a previous relationship as investors in the Company.

     The offering in which the Debenture Warrants were issued to the selling shareholders included approximately 38 separate selling shareholders. The offering of the Company's 2.5% Series C Preferred Stock included approximately 60 selling shareholders. Several of the selling shareholders participated in previous offerings of the Company's securities, including securities issued in 2004 and 2005, and continue to hold these securities as of the date of this letter. Informal guidance from the Staff has indicated that a broad range of shareholders participating in an offering is evidence the shares were acquired without an intent to distribute.

     Each of the selling shareholders represented to the Company that they either were not a broker dealer, or if they were a broker dealer, they acquired the securities in the ordinary course of business and at the time of time, had no agreements to distribute the securities.

     In connection with the offerings pursuant to which the Warrants to acquire the shares of Common Stock the Company now proposes to include on the Registration Statement were issued, each of the Selling Shareholders completed and delivered to the Company a Selling Shareholder Questionnaire (the "Questionnaire"). In the Questionnaire, each of the selling shareholders represented to the Company that they were either not a broker-dealer or an affiliate of a broker-dealer, or if they were a broker dealer that at the time they acquired the securities as an investment in the ordinary course of business, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

     Accordingly, based upon the discussion above of these factors and the reduction in the number of shares included on the Registration Statement, we would respectively submit that the subject offering complies with the Rule 415 of the Securities Act of 1933, as amended and that this is a valid secondary offering.

     Upon resolution on this comment, the Company intends to amend the Registration Statement, address the additional comments included in the Comment Letter and request acceleration of the effectiveness of the Registration Statement.


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Carmen Moncada-Terry
United States Securities and Exchange Commission
February 3, 2008
Page 5


     If you have any questions or would like any additional information, please contact the undersigned directly at the address, telephone and fax number listed above.

     Thank you for your kind attention and consideration.

                               Sincerely,

                               SCHLUETER & ASSOCIATES P.C.

                               /s/ David Stefanski
                               -----------------------------
                               David Stefanski



cc:  New Frontier Energy, Inc.




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